Via Facsimile and U.S. Mail
Mail Stop 4720

August 24, 2009

Mr. Shyam K. Kumaria
Vice President of Finance
Spectrum Pharmaceuticals, Inc.
157 Technology Drive
Irvine, California   92618

Re: Spectrum Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 000-28782

Dear Mr. Kumaria:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies and Estimates
Revenue recognition, page F-11

1. You disclose that you are obligated to accept from customers the return of products that have reached their expiration date up to 12 months after their expiration. Please revise your disclosure here to clarify:
    - whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
    - what happens to returned product;
    - whether or not the returned product is resalable;
    - how you account for your estimate of returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Please differentiate between product returned for credit and product returned in exchange for new product. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

2. Revise your disclosures in MD&A related to estimates of items that reduce gross revenue such as reserves for returns and allowances including promotional adjustments, price adjustments and others as appropriate as follows:
    - Disclose the nature and amount of each accrual at the balance sheet date.
    - Disclose the factors that you consider in estimating each accrual
    - Disclose the major terms of material arrangements/agreements
    - Disclose a roll forward of the liability for each estimate for each period presented showing the following:
        - Beginning balance,
        - Current provision related to sales made in current period,
        - Current provision related to sales made in prior periods,
        - Actual returns or credits in current period related to sales made in current period,
        - Actual returns or credits in current period related to sales made in prior periods, and
        - Ending balance.

8. Zevalin related intangible assets, page F-21

3. Disclose your policy for testing for impairment. Refer to SFAS 144.

4. Amortization of acquired developed products should be included in cost of sales. If not included in cost of sales this fact should be disclosed parenthetically on the face of the statement of operations.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant